FILE NO. 82-5078

(Translation)

INTERIM BUSINESS REPORT FOR THE 50TH BUSINESS YEAR

(for the six-month period from April 1, 2001 to September 30, 2001)

FUNAI ELECTRIC CO., LTD.
Code No. 6839

GREETING

(Translation omitted)

REVIEW OF OPERATIONS

(Translation omitted)

FINANCIAL HIGHLIGHTS

CONSOLIDATED	2000/6 (12months)	2000/12 (Previous interim financial period/ 6 months)	2001/3 (Previous financial period/ 9.5 months)	2001/9 (Current interim financial period/ 6 months)
Net sales (million yen)	179,745	109,621	161,732	115,372
Operating income (million yen)	19,610	11,110	13,638	8,174
Ratio of operating income to net sales (%)	10.91	10.14	8.43	7.08
Ordinary income (million yen)	19,534	12,763	16,896	8,745
Ratio of ordinary income to net sales (%)	10.87	11.64	10.45	7.58
Net income (million yen)	12,269	9,243	12,088	6,343
Ratio of net income to net sales (%)	6.83	8.43	7.47	5.50
Total assets (million yen)	146,900	158,191	163,435	179,248
Shareholders' equity (million yen)	98,521	105,290	110,545	120,196
Ratio of shareholders' equity (%)	67.07	66.56	67.64	67.06

TOP INTERVIEW

(Translation omitted)

MAJOR PRODUCTS

(Translation omitted)

FINANCIAL STATEMENT

(Translation omitted)

CONSOLIDATED BALANCE SHEET

(million yen)

	2001/9 (Current interim financial period/ 6 months)	2000/12 (Previous interim financial period/ 6 months)	2001/3 (Previous financial period/ 9.5 months)
ASSETS:			
Current assets:	133,354	120,561	125,356
Cash and deposits	67,317	65,310	71,668
Trade notes and trade accounts receivable	33,235	28,113	26,705
Inventories	27,359	23,573	22,259
Deferred tax assets	1,850	2,069	2,129
Others	3,707	1,692	2,699
Allowance for doubtful receivables	(-) 115	(-) 197	(-) 106
Fixed assets:	45,893	37,629	38,078
Tangible fixed assets:	15,073	12,529	12,414
Buildings and structures	3,548	3,543	3,539
Machinery, equipment and motor vehicles	5,344	4,163	4,113
Tools, furniture and fixtures	3,738	2,653	2,585
Lands	2,305	2,169	2,171
Others	135	-	4
Intangible fixed assets	120	132	127
Investments and other assets:	30,700	24,967	25,537
Investment securities	24,417	20,532	20,656
Deferred tax assets	2,241	1,863	1,955
Others	4,720	4,459	3,595
Allowance for doubtful receivables	(-) 678	(-) 2,077	(-) 671
TOTAL ASSETS	179,248	158,191	163,435

CONSOLIDATED STATEMENT OF CASH FLOWS

(million yen)

	2001/9 (Current interim financial period/ 6 months) (from April 1, 2001 to September 30, 2001)	2000/12 (Previous interim financial period/ 6 months) (from June 16, 2000 to December 15, 2000)	2001/3 (Previous financial period/ 9.5 months) (from June 16, 2000 to March 31, 2001)
I. Cash flows from operating activities	9,020	(-) 1,646	2,278
(among which depreciation)	(697)	(1,820)	(2,879)
II. Cash flows from investing activities	1,025	(-) 4,774	(-) 16,839
(among which capital investments)	((-) 5,626)	((-) 4,038)	((-) 5,101)
III. Cash flows from financing activities	(-) 7,070	6,074	7,839
(among which dividends)	((-) 359)	((-) 118)	((-) 118)
IV. Translation gain/loss related to cash and cash equivalents	2,693	839	2,906
V. Net increase in cash and cash equivalents	5,669	492	(-) 3,815
VI. Cash and cash equivalents at beginning of interim financial period (business year)	49,667	51,951	51,951
VII. Increase in cash and cash equivalents due to merger	-	1,530	1,530
VIII. Cash and cash equivalents at end of interim financial period (business year)	55,336	53,974	49,667

CONSOLIDATED STATEMENT OF INCOME

(million yen)

	2001/9 (Current interim financial period/ 6 months) (from April 1, 2001 to September 30, 2001)	2000/12 (Previous interim financial period/ 6 months) (from June 16, 2000 to December 15, 2000)	2001/3 (Previous financial period/ 9.5 months) (from June 16, 2000 to March 31, 2001)
Net sales	115,372	109,621	161,732
Cost of sales	93,912	86,831	129,088
Selling, general and administrative expenses	13,285	11,679	19,005
Operating income	8,174	11,110	13,638
Non-operating income:	1,289	2,139	4,132
Interest income	903	847	1,547
Exchange gain	-	996	2,001
Gain from equity method investments	178	113	295
Other income	208	181	287
Non-operating expenses:	718	486	874
Interest expenses	360	345	615
Foreign exchange loss	274	-	-
Other expenses	82	141	259
Ordinary income	8,745	12,763	16,896
Special income:	21	121	115
Income from sales of fixed assets	7	1	1
Others	14	120	114
Special loss:	293	123	538
Loss from disposition of fixed assets	133	4	26
Others	160	208	512
Income before income taxes, etc.	8,473	12,672	16,473
Corporate, inhabitant and enterprise taxes	2,109	3,839	4,794
Adjustment to corporate taxes, etc.	42	(-) 417	(-) 396
Minority interests	(-) 22	5	(-) 13
Net income for the interim period (business year)	**6,343**	**9,243**	**12,088**

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(million yen)

	2001/9 (Current interim financial period/ 6 months) (from April 1, 2001 to September 30, 2001)	2000/12 (Previous interim financial period/ 6 months) (from June 16, 2000 to December 15, 2000)	2001/3 (Previous financial period/ 9.5 months) (from June 16, 2000 to March 31, 2001)
Consolidated retained earnings at beginning of year:	48,904	35,872	35,872
Increase in consolidated retained earnings:			
Increase in surplus due to merger	-	1,143	1,143
Decrease in consolidated surplus:	410	200	200
Cash dividends	359	118	118
Officers' bonuses	50	82	82
Net income for the financial interim period	6,343	9,243	12,088
Consolidated retained earnings at end of interim financial period (business year)	54,837	46,059	48,904

CONDENSED NON-CONSOLIDATED FINANCIAL STATEMENTS

(million yen)

	2001/9 (Current interim financial period/ 6 months)	2000/12 (Previous interim financial period/ 6 months)	2001/3 (Previous financial period/ 9.5 months)
ASSETS:			
Current assets:	69,539	67,046	68,271
Fixed assets:	46,242	39,534	41,417
Tangible fixed assets:	5,678	6,045	5,950
Intangible fixed assets	20	36	29
Investments and other assets:	40,542	33,452	35,437
TOTAL ASSETS	115,781	106,580	109,689
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Current liabilities:	26,445	20,213	22,345
Long-term liabilities:	4,745	5,096	5,001
TOTAL LIABILITIES	31,191	25,309	27,346
Common stock	30,777	30,724	30,775
Capital reserve	32,513	32,418	32,469
Non-Consolidated retaining earnings	21,286	18,127	19,097
Other evaluation difference of securities	13	-	-
TOTAL SHAREHOLDERS' EQUITY	84,590	81,271	82,343
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	115,781	106,580	109,689

CONDENSED NON-CONSOLIDATED STATEMENT OF INCOME

(million yen)

	2001/9 (Current interim financial period/ 6 months)	2000/12 (Previous interim financial period/ 6 months)	2001/3 (Previous financial period/ 9.5 months)
	(from April 1, 2001 to September 30, 2001)	(from June 16, 2000 to December 15, 2000)	(from June 16, 2000 to March 31, 2001)
Sales			
Net sales	124,598	104,959	156,672
Cost of sales	111,270	92,271	137,137
Selling, general and administrative expenses	8,049	7,151	11,641
Operating income	5,278	5,536	7,892
Non-operating income and expenses:			
Non-operating income:	153	794	1,942
Non-operating expenses:	372	67	277
Ordinary income	5,059	6,263	9,558
Special income and loss:			
Special income:	13	45	6
Special loss:	556	148	1,493
Income before income taxes, etc.	4,516	6,160	8,071
Corporate, inhabitant and enterprise taxes	1,599	2,856	3,929
Adjustment to corporate taxes, etc.	276	129	(-) 1
Net income for the interim period (business year)	**2,640**	**3,174**	**4,144**

CORPORATE DATA

OUTLINE OF THE COMPANY (As at September 30, 2001)

Trade name:	Funai Denki Kabushiki Kaisha
Establishment:	August 1961
Capital:	¥30,777,000,000

(Translation omitted)

OFFICERS:

(Translation omitted)

STATE OF SHARES (As at September 30, 2001)

· Total number of shares authorized to be issued:	39,562,796 shares
· Total number of issued shares:	35,954,196 shares
· Number of shareholders:	6,487 persons

INFORMATION FOR SHAREHOLDERS:

Date of settlement of accounts:

March 31 of each year

Ordinary General Meeting of Shareholders:

Within 3 months from the day next following the date of closing of accounts

Date of determination of shareholders entitled to receive dividends:

March 31 of each year

The date of determination of shareholders entitled to receive interim dividends, when paid, is September 30 of each year.

Period of suspension of the registration of transfers of shares:

From April 1 to April 30 of each year

When interim dividends are paid or any other necessity arises, the registration of any transfer of shares shall be suspended for certain period upon giving prior public notice.

Number of shares constituting one unit of shares:

100 shares

Transfer agent:

Daiko Shoken Business Co., Ltd.
4-6, Kitahama 2-chome, Chuo-ku, Osaka 541-8583

Its place of business:

Daiko Shoken Business Co., Ltd.
Stock Transfer Agency Department
4-6, Kitahama 2-chome, Chuo-ku, Osaka 541-8583

(Mailing address and telephone number for inquiry)

Tel: Osaka (06) 6233-4555
Tokyo (03) 3666-2246

* Requests for a procedure form with respect to shares are received at the following telephone number or Internet URL for 24 hours a day.

Tel no. to request a procedure form: Osaka (06) 6233-4560
Tokyo (03) 3666-2270
Internet URL: http://www.daiko-sb.co.jp

Its transmitting offices:

Branch offices throughout Japan of Daiko Shoken Business Co., Ltd.

Listing:

First Section of the Tokyo Stock Exchange
First Section of the Osaka Securities Exchange

Newspapers in which the Company's public notices are to be given:

The Nihon Keizai Shimbun